

July 24, 2012

<u>Via E-mail</u>
Changkui Zhu
Chief Executive Officer
Target Acquisitions I, Inc.
Chunshugou Luanzhuang Village
Zhuolu County, Zhangjiakou
Hebei Province, China, 075600

> **Re: Target Acquisitions I, Inc.**
> **Form 8-K/A**
> **Filed March 13, 2012**
> **Response dated June 13, 2012**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File: 000-53328**

Dear Mr. Zhu:

We issued comments to you on the above captioned filings on June 22, 2012**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 7, 2012.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Ronald E. Alper at (202) 551-3329 or me at (202) 551-3795 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Vincent McGill, Esq.